Exhibit 4.1


                   [Letterhead of Congress Financial Corporation]





                                             March 8, 2000


Mr. Timothy Mertz
Vice President - Treasury
Payless Cashways
777 NW Blue Parkway
Suite 5900
Lee's Summit, MO  64086

Dear Tim:

     Please use this letter as notification that Congress has approved a temporary and discretionary increase in the inventory advance rate by 5% to 70%. This increase is available to the company through May 31, 2000, and is subject to all terms and conditions of the Loan Agreement. On June 1, 2000, the inventory advance rate reduces to 65%.

     All other terms and conditions of the Loan Agreement remain in full force and effect. If you have any questions, please do not hesitate to call me.

                                             Sincerely,



                                             Steve Linderman
                                             First Vice President



cc: G. Kalesnik